Exhibit 99. (a)(2)

RC2 Corporation 1111 W. 22nd Street Suite 320 Oak Brook, IL 60523 Phone (630) 573-7200 Fax (630) 573-7575

March 24, 2011
Dear RC2 Stockholder:

We are pleased to inform you that on March 10, 2011, RC2 Corporation (“RC2”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Tomy Company, Ltd., a company organized under the laws of Japan (“Tomy”), and Galaxy Dream Corporation, a Delaware corporation and a wholly owned indirect subsidiary of Tomy (the “Purchaser”).

Under the terms of the Merger Agreement, the Purchaser is today commencing a cash tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of RC2 (the “Common Stock”) at a price of $27.90 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and related materials enclosed with this letter. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 Midnight, New York City time, at the end of April 20, 2011. Following the successful completion of the cash tender offer, the Purchaser will merge with and into RC2, and all of the shares of Common Stock not purchased in the tender offer (other than shares of Common Stock held (i) in the treasury of RC2 or by Tomy or the Purchaser or any other direct or indirect wholly owned subsidiary of Tomy, which shares will be canceled and extinguished, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such shares) will be converted into the right to receive $27.90 in cash per share, without interest thereon and less any applicable withholding taxes.

RC2’s board of directors has, by a unanimous vote of those voting at a meeting at which all the directors of RC2 were present, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable, fair to, and in the best interests of, the stockholders of RC2 and (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger. RC2’s board of directors recommends, by a unanimous vote of the directors who voted, that RC2’s stockholders accept the tender offer and tender their shares of Common Stock into the tender offer and, if necessary, approve and adopt the Merger Agreement.

In arriving at its recommendation, the board of directors of RC2 gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Securities and Exchange Commission on March 24, 2011, that accompanies this letter. Also accompanying this letter is a copy of the Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of the Purchaser’s tender offer and provide instructions as to how to tender your shares of Common Stock. We urge you to read each of the enclosed materials carefully.

Sincerely,

Curtis W. Stoelting,
Chief Executive Officer